1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 19, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) DISCLOSEABLE TRANSACTION

On 17 April 2006, the Company entered into the Joint Venture Agreement for the establishment of the Joint Venture Company, Chalco Zunyi Aluminum Company Limited*, for the mining, production and sale of alumina and related products. The Joint Venture Company has a projected annual production capacity of 800,000 tonnes of alumina.

The transaction constitutes a discloseable transaction under Chapter 14 of the Listing Rules. A circular containing further details of the transaction will be despatched to the Shareholders in accordance with the Listing Rules.

INTRODUCTION

On 17 April 2006, the Company entered into the Joint Venture Agreement for the establishment of the Joint Venture Company, Chalco Zunyi Aluminum Company Limited*, for the mining, production and sale of alumina and related products. The Joint Venture Company has a projected annual production capacity of 800,000 tonnes of alumina.

THE JOINT VENTURE AGREEMENT

A summary of the principal terms of the Joint Venture Agreement is set out below.

1.	Date:	17 April 2006
2.	Parties
	(i)	The Company
	(ii)	Guizhou Wujiang

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Guizhou Wujiang and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

3.	Total Investment, Registered Capital and Capital Contributions

The total investment of the Joint Venture Company will be RMB4,250 million (equivalent to approximately HK$4,113 million) and the registered capital of the Joint Venture Company will be RMB1,400 million (equivalent to approximately HK$1,355million). The difference between the total investment and the registered capital of the Joint Venture Company, representing an amount of RMB2,850 million (equivalent to approximately HK$2,758 million), is expected to be funded by way of bank loan and, if necessary, guaranteed by the Joint Venture Parties in proportion to their respective shareholdings in the Joint Venture Company.

The registered capital of the Joint Venture Company will be contributed by the Joint Venture Parties in the following proportions in cash:
-	67% of the total registered capital amounting to RMB938 million (equivalent to approximately HK$908 million) shall be contributed by the Company; and
-	33% of the total registered capital amounting to RMB462 million (equivalent to approximately HK$447 million) shall be contributed by Guizhou Wujiang.

The Joint Venture Parties shall contribute to the registered capital of the Joint Venture Company in proportion to their respective shareholdings in the Joint Venture Company and in accordance with the following timetable:

-	20% of the registered capital to be contributed to the Joint Venture Company upon its establishment;
-	40% of the registered capital to be contributed on or before the first anniversary of the establishment of the Joint Venture Company; and
-	the remaining 40% of the registered capital to be contributed on or before the second anniversary of the establishment of the Joint Venture Company.
4.	Scope of Business
The proposed scope of business of the Joint Venture Company is mining, production and sale of alumina and related products.
5.	Annual Production Capacity
The Joint Venture Company has a projected annual production capacity of 800,000 tonnes of alumina.
6.	Composition of the board of directors of the Joint Venture Company

The board of directors of the Joint Venture Company shall comprise 5 directors. The Joint Venture Parties are entitled to appoint members to the board of directors of the Joint Venture Company in the following proportions:

-	3 directors to be appointed by the Company; and
-	2 directors to be appointed by Guizhou Wujiang.

The chairman of the board of directors of the Joint Venture Company shall be appointed by the Company and the vice-chairman of the board of directors of the Joint Venture Company shall be appointed by Guizhou Wujiang. The general manager of the Joint Venture Company shall be nominated by the Company and appointed by the board of directors of the Joint Venture Company.

7.	Term
The Joint Venture Company shall have perpetual existence.
8.	Termination

The Joint Venture Agreement may be terminated by unanimous agreement of the Joint Venture Parties in the event that the performance of the Joint Venture Agreement has been rendered unnecessary or impossible due to force majeurs or serious breach by any of the Joint Venture Parties.

The terms of the Joint Venture Agreement (including the contribution to be made by the Company to the registered capital of the Joint Venture Company) have been reached after arm's length negotiations between the Joint Venture Parties and are, in the Directors' belief, fair, reasonable and in the interest of the Shareholders as a whole. Establishment of the Joint Venture Company is subject to obtaining a business license from the relevant administrative authority.

SOURCE OF FUNDS FOR THE TRANSACTION

The Directors intend to source the funds required for equity contributions into the Joint Venture Company from internal resources of the Company.

ACCOUNTING TREATMENT

For the purpose of preparing the Group's accounts, the Joint Venture Company will be accounted for as a subsidiary of the Company, and the Joint Venture Company's assets, liabilities, revenue and expenses with items of a similar nature will be 100% included in the Group's consolidated financial statements.

REASONS FOR THE ESTABLISHMENT OF THE JOINT VENTURE COMPANY

The Company is principally engaged in bauxite mining, alumina refining and primary aluminum smelting. Guizhou Wujiang, which was set up in 1992 in Guiyang city, is principally engaged in exploiting the hydroelectric power resource of Wujiang river in Guizhou province and managing operations of established power stations.

Alumina products have huge domestic market and their supply are expected to remain tight in the near future. The Directors are of the opinion that this project will increase Company's alumina resources and fits the Company's alumina development strategy.

LISTING RULE IMPLICATIONS

The transaction constitutes a discloseable transaction under Chapter 14 of the Listing Rules. A circular containing further details of the transaction will be despatched to the Shareholders in accordance with the Listing Rules.

DEFINITIONS

In the announcement, the following expressions have the meanings set out below unless the context otherwise requires.

"Company"

means (Chinese Character) Aluminum Corporation of China Limited*, a joint stock limited company incorporated in the PRC with limited liability, whose H shares and American depositary shares are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc., respectively

"Directors"	means the directors of the Company
"Group"	means the Company and its subsidiaries
"Guizhou Wujiang"	means Guizhou Wujiang Hydropower Development Co. Ltd, a limited liability company established in the PRC
"HK$", "Hong Kong dollars"	the lawful currency of Hong Kong
"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC
"Joint Venture Agreement"	means the joint venture agreement dated 17 April 2006 entered into between the Company and Guizhou Wujiang for the establishment of the Joint Venture Company
"Joint Venture Company"

means (Chinese Character) Chalco Zunyi Aluminum Company Limited* (temporary name), a limited liability company to be incorporated in the PRC, 67% of its total registered capital is to be contributed by the Company and 33% of its total registered capital is to be contributed by Guizhou Wujiang

"Joint Venture Parties"	means the Company and Guizhou Wujiang being parties to the Joint Venture Agreement
"Listing Rules"	means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	means the People's Republic of China
"RMB", "Renminbi"	means the lawful currency of the PRC
"Shareholders"	means the shareholders of the Company
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
By Order of the Board Liu Qiang Company Secretary

Hong Kong, 18 April 2006

As at the date hereof, the Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari, Mr. Shi Chungui (Non-executive Director) Mr. Wang Dianzuo, Mr. Kang Yi, and Mr. Poon Yiu Kin, Samuel (Independent Non-executive Directors).

For the purpose of this circular, conversion of RMB into Hong Kong dollars is calculated at the approximate exchange rate of HK$1 to RMB1.0333. This exchange rate is for the purposes of illustration only and no representation is made that any amounts in RMB or HK$ could have been or could be converted at such rate or at any other rate at all.

*	For identification only
About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary